

Mail Stop 4720

April 5, 2017

Via E-mail
M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South, Suite 900
Nashville, TN 37201

> **Re: Pinnacle Financial Partners, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 9, 2017**
> **File No. 333-216568**

Dear Mr. Turner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Revise the presentation in the second paragraph to also disclose the comparison between the implied value of the merger consideration at the time of the announcement with the value of BNC prior to the announcement.

The Merger

Background of the Merger, page 55

2.   We note that BNC retained two different financial advisors, as well as your disclosure on page 58 that BNC's board discussed "the limited number of other potential strategic partners," other than Pinnacle, with its two financial advisors. Please disclose whether BNC or either of its financial advisers considered approaching or approached these or

other potential strategic partners, and their reasons for their decision. Please also disclose why BNC determined to retain two different financial advisers.

3.   Revise your disclosure about BNC's January 22, 2017 board meeting to note that the board also approved an amendment to the company's bylaws which made Guilford County North Carolina the exclusive forum for any shareholder derivative suits. Also, note whether the BNC board considered the bylaw change in making its recommendation to shareholders to vote for the proposed merger with Pinnacle Financial.

4.   Please provide the staff with copies of any reports, presentations or other materials provided by KBW to Pinnacle. Similarly please provide us with copies of any presentations, reports or other materials provided by either Sandler or BSP Securities to the BNC board.

5.   Please refer to the last full paragraph on page 61 concerning KBW's opinion to your board of directors on January 22, 2017. Please disclose Pinnacle's reason(s) for directing KBW to use different financial information for BNC than were prepared by BNC's management, as disclosed on page 66 and on page B-3 of KBW's opinion.

Opinion of Pinnacle's Financial Advisor, page 64

6.   Please disclose the long-term earnings and growth rates for both companies that KBW used in its pro forma impact and discounted cash flow analyses to the extent they are not already disclosed on page 92. In this regard we note your disclosure beginning on page 66 that you directed KBW to use different projections than were prepared by BNC. Further please disclose the closing balance sheet estimates as of July 1, 2017, if material.

BNC's Reasons for the Merger; Recommendation of the BNC Board of Directors, page 76

7.   Revise your discussion in the second bullet point to note the implied premium based on the trading prices the day before the merger was announced. Also, explain why the Board concluded that the 20 day average closing price better reflected the value of the transaction.

Opinion of BNC's Financial Advisor, page 79

8.   Please disclose the long-term annual earnings and growth rates that you provided to Sandler O'Neill and BSP Securities for use in their net present value and pro forma merger analyses, to the extent that they differ from the projections provided to KBW.

Certain Unaudited Prospective Financial Information of BNC, page 92

9.   We note the first partial paragraph on page 94. Please delete the disclosure that BNC's unaudited prospective financial information is not necessarily "material information," "is

not being included to influence [a shareholder's] vote in favor of the BNC merger proposal," and is provided "solely" because it was made available to BNC's financial advisors.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 104

10.   We note your statement that the representations and warranties were made "solely" for the benefit of the other party or that they should not be "relied upon as characterizations of the actual state of facts or condition" of any of the parties to the merger agreement. Please remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 – Pro forma adjustments, page 131

11.   We note your adjustment A to "…reflect assumed pre-tax merger- and integration-related costs of $33.2 million" as well as adjustment J to "…reflect the effects of the fair value acquisition accounting adjustments and estimated merger- and integration-related costs of $30.1 million". We also note disclosure in Note 4 to the pro forma financial statements that none of these costs had been incurred as of December 31, 2016. Given that these adjustments represent the effect of actions taken by management or expected to occur after the merger with the timing and effects of these actions generally too uncertain to meet the criteria for pro forma adjustments in Article 11 of Regulation S-X, please revise to remove the adjustments from the face of the pro forma financial statements. Please note that these items can be disclosed in the footnotes thereto.

12.   Please revise the footnote for adjustment C to present the actual numerical amounts for each individual adjustment included within net fair value adjustments and provide additional disclosures on how they were determined. Consideration should be given to presenting the individual adjustments in the body of the pro forma financial statements.

13.   Please revise the footnote for adjustment N to present the actual numerical amounts for each individual adjustment included within net adjustments to interest income and provide additional disclosures on how they were determined. If significant, consideration should be given to presenting the individual adjustments in the body of the pro forma financial statements.

Annex D - Opinion of BSP Securities, LLC

14.   We note the statement in the penultimate sentence of the second full paragraph on page 3 that the opinion is intended "solely" for the benefit of the BNC's Board and "may not be

relied upon or used by any other person or entity." Please direct BSP Securities to remove these statements which unduly limit shareholder reliance. Furthermore, please disclose in your combined proxy statement/prospectus that BSP Securities, LLC, has consented to use of the opinion in the document.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: D. Scott Holley, Esq.